Exhibit 99.1

Yucheng Technologies Wins 2007 Most Outstanding Performance Award from China Merchants Bank for Early POS Merchant Acquiring Success

BEIJING, Jan. 31 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading IT solution and services provider to China’s banking industry, today announced that its Point-of-Sale (“POS”) merchant acquiring team has won The Most Outstanding Performance Award from China Merchants Bank, or CMB, for providing POS merchant acquiring services to 8,900 new POS terminals in 2007. This result compared favorably with the company’s original target of 7,000 POS terminals.

Yucheng Technologies Limited, or Yucheng, initiated POS merchant acquiring services with China Merchants Bank, the largest credit card issuer in China by number of credit cards issued, in early 2007 and has become China Merchants Bank’s largest third-party merchant acquisition provider. Yucheng’s merchant network deployment for CMB in 2007 exceeded the combined deployment of the next three largest third-party providers during the same period. The Most Outstanding Performance Award reflects China Merchants Bank’s recognition of Yucheng’s superior performance in this important new growth area.

Yucheng’s CEO, Mr. Weidong Hong stated, “We are excited and encouraged by The Most Outstanding Performance Award granted by China Merchants Bank. Our POS merchant acquiring team exceeded not only China Merchants Bank’s expectations, but also our own management targets by establishing 8,900 new payment processing points in less than one year in 2007, and opening up sales offices in 11 major cities in preparation for future deployment of Yucheng’s POS payment processing network. We see tremendous opportunity in the payment processing sector in China as a result of the following factors: the low POS terminal penetration rate among merchants and retailers nationwide; the emerging shift in Chinese consumers’ behavior away from cash as the primary form of payment to credit/debit cards as an increasingly popular form; the overall growth in consumer consumption that has resulted from rapidly increasing spending power seen with strong domestic economic growth; and the substantial interest on the part of merchants and retailers in this service, as evidenced by our better-than-expected results. Yucheng makes approximately RMB2 for each RMB1, 000 spent at each of its POS terminals and benefits directly from the shift to credit/debit cards as the preferred form of payment.”

About China Merchants Bank

Founded on April 8, 1987 with its head office in Shenzhen, China Merchants Bank, or CMB, is the first share-holding commercial bank wholly owned by corporate legal entities. CMB launched its IPO in March 2002, issued 1.5 billion common shares, and was successfully listed on Shanghai Stock Exchange on April 9, 2002. At present, the total assets of CMB exceed RMB600 billion, and it is ranked among the top 200 of "the world 1000 banks" by British financial journal The Banker. CMB has branches in more than 30 major cities in mainland China and Hong Kong. In addition, CMB also maintains a US representative office in New York City. At present, CMB has correspondent relations with over 1,000 banks in more than 80 countries and regions throughout the world.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,500 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in nine cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) IT consulting, solutions and software platform, 2) system integration, and 3) outsourced IT operations, with a particular focus on a) banking channel management IT solutions and services, such as web banking and call centers, b) business processing solutions, such as core banking systems, foreign exchange, treasury, and intermediary business solutions, and c) risk/performance management solution consulting and implementation service. It is also a third party provider of POS merchant acquiring services in partnership with banks.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: +1 646 383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: +86 10 6442-0533
Email: investors@yuchengtech.com